Exhibit 99.B(d)(3)(v)

AMENDED APPENDIX A

to

INVESTMENT SUBADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

Portfolios	Annual Subadviser Fee
(as a percentage of average daily net assets)

ING UBS U.S. Large Cap Equity Portfolio	0.30% on the first $100 million 0.27% on the next $100 million 0.25% on all assets in excess of $200 million